Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. A fund is required to make distributions of any income and gains realized in the prior fiscal year. If a fund has a net investment loss or realized losses in the current year, such distributions may be in excess of the Fund's cumulative income and/or gains. However, a distribution in excess of net investment income or a distribution in excess of net realized gain is not a return of capital for tax purposes. These differences are due to differing treatments for items such as deferral of wash sales, foreign currency transactions, net operating losses and capital loss carryovers. Permanent items identified in the period ended October 31, 2002, have been reclassified among the components of net assets as follows:

        Undistributed           Undistributed           Paid-In
        Net Investment          Net Realized            Capital
           Income                 Gain/(Loss)
Janus Fund
        $51,845,103              $122,343               $(51,967,446)
Janus Fund 2
          1,843,551                   217                 (1,843,768)
Janus Balanced Fund
            845,764              (857,770)                     12,006
Janus Core Equity Fund
            123,956              (223,957)                    100,001
Janus Enterprise Fund
         10,938,190                      1               (10,938,191)
Janus Global Life Sciences Fund
          8,168,054               (37,128)                (8,130,926)
Janus Global Technology Fund
            996,991                 344,11                (1,341,109)
Janus Global Value Fund
             21,289               (21,289)                    --
Janus Growth and Income Fund
        (1,102,033)               (47,963)                  1,149,996
Janus Mercury Fund
         4,881,852                 342,399                (5,224,251)
Janus Olympus Fund
         3,689,804                 (3,550)                (3,686,254)
Janus Orion Fund
          1,700,055                 30,245                (1,730,300)
Janus Overseas Fund
          (253,036)                162,035                     91,001
Janus Special Situations Fund
         3,729,127                (32,692)                 (3,696,435)
Janus Strategic Value Fund
            74,882                (74,882)                      --
Janus Twenty Fund
        (2,001,780)                  1,782                   1,999,998
Janus Venture Fund
          7,258,692                    (69)                 (7,258,623)
Janus Worldwide Fund
        (1,645,323)               1,444,325                     200,998
Janus Flexible Income Fund
             32,961                 (32,958)                         (3)
Janus High-Yield Fund
            --                    --                           --
Janus Federal Tax-Exempt Fund
           --                    --                           --
Janus Short-Term Bond Fund
             14,852                    --                       (14,852)
Janus Money Market Fund
                 --                    --                           --
Janus Institutional Cash Reserves Fund
                 --                    --                           --
Janus Government Money Market Fund
                  --                    --                           --
Janus Tax-Exempt Money Market Fund
                  --                    --                           --